UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Board Composition

Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced the resignation of Mr. Michael Lingye Zuo as a director, effective immediately.

Cheetah Mobile’s Board of Directors remains a majority independent board, and each of the Company’s audit committee, compensation committee and nominating and corporate governance committee consists of independent directors only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By	:	/s/ Vincent Zhenyu Jiang
Name	:	Vincent Zhenyu Jiang
Title	:	Chief Financial Officer

Date: October 15, 2019